UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

May 10, 2017

(Date of Report (Date of earliest event reported))

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	35-2546939
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1601 Connecticut Ave., Suite 300, Washington, DC	20009
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Asset Acquisitions

Acquisition of Senior Mortgage Loan – 1118 Ave 56, LLC

On May 10, 2017, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a first mortgage loan with a principal balance of $3,125,000 (the “Square One Homes Ave 56 Senior Loan”). The borrower, 1118 Ave 56, LLC, a California limited liability company (“Square One Homes Ave 56”), used the loan proceeds to purchase 28,680 square feet of land that is currently entitled at 1118-1128 N Avenue 56, Los Angeles, CA (the “Square One Homes Ave 56 Property”). Square One Homes Ave 56 currently plans to progress design and construction documents, file the construction documents with the city for building permits and either sell the land to a developer once the permits are Ready-To-Issue or build twenty units under the Los Angeles Small Lot Ordinance. The Square One Homes Ave 56 Senior Loan is secured by the Square One Homes Ave 56 Property.

Square One Homes Ave 56 is managed by the principals of Square One Homes (“Square One”), a real estate company established in 2014 that is based in Los Angeles, CA and specializes in urban infill projects in the greater Los Angeles area. They currently have approximately $25,000,000 of real estate under management. Adam O’Neill and Scott Dinovitz, who are the managers of Square One, provided traditional bad-boy carve-out guarantees. Other than with regard to the Square One Homes Ave 56 Senior Loan and certain other real estate transactions, neither our Manager nor we are affiliated with Square One.

The Square One Homes Ave 56 Property is currently improved with several homes that are scheduled to be torn down to build the twenty homes that Square One entitled the site for. The entitlement approval was given on April 4, 2017.

On the original closing date of the Square One Homes Ave 56 Senior Loan, Square One Homes Ave 56 was capitalized with approximately $454,570 of equity capital from the borrower, which was applied to closing costs.

The Square One Homes Ave 56 Senior Loan bears an interest rate of 9.00% per annum, with an amount equal to 9.00% per annum paid current through the maturity date, May 10, 2018 (the “Square One Homes Ave 56 Maturity Date”). In addition, Lending, an affiliate of our Manager and a wholly-owned subsidiary of our sponsor, earned an origination fee of approximately 1.5% of the Square One Homes Ave 56 Senior Loan amount, paid directly by Square One Homes Ave 56.

Square One Homes Ave 56 has the ability to extend the Square One Homes Ave 56 Maturity Date for six months; provided, however, to exercise such extension, Square One Homes Ave 56 is required to pay to us an extension fee consisting of 1.0% of the outstanding principal amount of the Square One Homes Ave 56 Senior Loan. During the extension period, the interest rate of the Square One Homes Ave 56 Senior Loan will increase to 10.5% per annum. The Square One Homes Ave 56 Senior Loan may be prepaid in whole or in part without penalty during the term of the Square One Homes Ave 56 Senior Loan.

The principals of Square One have provided customary bad boy carve-out guarantees.

As of its initial draw as of the closing date, the Square One Homes Ave 56 Senior Loan’s loan-to-cost ratio, or the LTC ratio, was approximately 86.9% and was approximately 100% of the property purchase price of $3,125,000.  The LTC ratio is the amount of the Square One Homes Ave 56 Senior Loan divided by the cost incurred at settlement of the purchase and the Square One Homes Ave 56 Senior Loan’s.  There can be no assurance that such estimated costs will prove to be accurate. As of its closing date, the Square One Homes Ave 56 Senior Loan’s loan-to-value ratio, or the LTV ratio, was approximately 61%. The LTV ratio is the amount of the Square One Homes Ave 56 Senior Loan divided by the May 2017 CBRE appraised value of the Square One Homes Ave 56 Property. There can be no assurance that such value is correct.

The Square One Homes Ave 56 Property is located in the Highland Park submarket of Los Angeles, CA. Highland Park is located among Eagle Rock, Glendale, and Pasadena. The Square One Homes Ave 56 Property is located on Avenue 56, one block from the main retail thoroughfare of York Avenue.

As the Square One Homes Ave 56 Senior Loan was purchased from Fundrise Lending, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.

Acquisition of Senior Mortgage Loan – New Pointe Investment 35, LLC

On May 11, 2017, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a first mortgage construction loan with a maximum principal balance of $3,050,000, (the “New Pointe Carlsbad Senior Loan”). The borrower, New Pointe Investment 35, LLC, a California limited liability company (“New Pointe Carlsbad”), used the loan proceeds to purchase 31,823 SF of land and intends to build five single-family homes at 6798 Paseo Del Norte, Carlsbad, CA (the “New Pointe Carlsbad Property”).

New Pointe Carlsbad is managed by the principal of New Pointe Communities (“New Pointe”), a real estate company, based in Orange County, CA. New Pointe is a vertically integrated real estate firm specializing in single-family home development. They currently have developed approximately $96,000,000 of real estate since 2008.

The New Pointe Carlsbad Property is currently unimproved. The property received its final tract map on May 2, 2015. New Pointe Carlsbad intends to break ground on the site in the summer of 2017.

On the original closing date of the New Pointe Carlsbad Senior Loan, New Pointe Carlsbad was capitalized with approximately $1,354,628 of equity capital from the borrower, which was applied to the Purchase Price. The New Pointe Carlsbad Senior Loan has not been fully drawn down by New Pointe Carlsbad, with a maximum size of our obligation under the New Pointe Carlsbad Senior Loan being $3,050,000 and the amount being drawn as of the original closing date being $229,081.

The New Pointe Carlsbad Senior Loan bears an interest rate of 10.0% per annum, with an amount equal to 10.0% per annum paid current through the maturity date, November 11, 2018 (the “New Pointe Carlsbad Maturity Date”). In addition, Lending, an affiliate of our Manager and a wholly-owned subsidiary of our sponsor, earned an origination fee of approximately 1.85% of the New Pointe Carlsbad Senior Loan amount, paid directly by New Pointe Carlsbad.

New Pointe Carlsbad has the ability to extend the New Pointe Carlsbad Maturity Date for a period of six months; provided, however, to exercise such extensions, New Pointe Carlsbad may be required to furnish an appraisal, which concludes upon a 70% Loan-To-Value (LTV) or less. Additionally, New Pointe Carlsbad will be required to pay an extension fee consisting of 1.0% of the outstanding principal amount of the New Pointe Carlsbad Senior Loan. During the extension period, the interest rate of the New Pointe Carlsbad Senior Loan will increase to 12.0% per annum. The New Pointe Carlsbad Senior Loan may be prepaid in whole or in part without penalty during the term of the New Pointe Carlsbad Senior Loan.

The principals of New Pointe Communities have provided a full recourse guaranty. As of its closing date, the New Pointe Carlsbad Senior Loan’s investment loan-to-cost ratio, or the LTC ratio, was approximately 69.2%. The LTC ratio is the amount of the New Pointe Carlsbad Senior Loan investment divided by the expected construction costs. There can be no assurance that such estimated costs will prove to be accurate. As of its closing date, the New Pointe Carlsbad Senior Loan’s loan-to-improved-value ratio, or the LTV ratio, was approximately 63%. The LTV ratio is the amount of the New Pointe Carlsbad Senior Loan divided by the March 31, 2017 CBRE as-improved appraised value of the New Pointe Carlsbad Property. There can be no assurance that such value is correct.

The New Pointe Carlsbad Property is located in the Carlsbad submarket of San Diego, CA MSA, approximately 35 miles north of San Diego. Carlsbad is an affluent seaside town; Carlsbad is among the nation’s top 20 wealthiest communities in the nation.

As the New Pointe Carlsbad Senior Loan was purchased from Fundrise Lending, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: May 16, 2017